                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                    Commission File Number      0-16337
                                                            --------------------

FCC National Bank, as Registrant with respect to First Chicago Master Trust II
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

    One Gateway Center, 300 King Street, Wilmington, DE 19801  302-594-8606
--------------------------------------------------------------------------------
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Floating Rate Asset Backed Certificates Series 1993-G
--------------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)

                                See List Below*
--------------------------------------------------------------------------------
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)    [X]             Rule 12h-3(b)(1)(i)   [X]
        Rule 12g-4(a)(1)(ii)   [ ]             Rule 12h-3(b)(1)(ii)  [ ]
        Rule 12g-4(a)(2)(i)    [ ]             Rule 12h-3(b)(2)(i)   [ ]
        Rule 12g-4(a)(2)(ii)   [ ]             Rule 12h-3(b)(2)(ii)  [ ]
                                               Rule 15d-6            [ ]

        Approximate number of holders of record as of the certification or
notice date:     0
             ______________

        Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

                            FCC National Bank
                            Senior Vice President and Chief Financial Officer
Date: February 3, 1997      By:  /s/  Peter J. Nowak, Jr.
      ----------------         -----------------------------------------------

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

        *6.25% Asset Backed Certificates Series 1992-E
         Floating Rate Asset Backed Certificates Series 1993-F Floating Rate Asset Backed Certificates Series 1993-H Floating Rate Asset Backed Certificates Series 1994-I Floating Rate Asset Backed Certificates Series 1994-J Floating Rate Credit Card Certificates Series 1994-K 7.15% Credit Card Certificates Series 1994-L
         Floating Rate Credit Card Certificates Series 1995-M Floating Rate Credit Card Certificates Series 1995-N Floating Rate Credit Card Certificates Series 1995-O Floating Rate Credit Card Certificates Series 1995-P Floating Rate Asset Backed Certificates Series 1996-Q ** Floating Rate Asset Backed Certificates Series 1996-R ** Floating Rate Asset Backed Certificates Series 1996-S **

         ** Registration pending.


SEC 2069 (2-90)